Exhibit 99.1

English translation of the Notice of the 7th Annual General Meeting of Shareholders (including, without limitation, attached documents sent to ordinary shareholders) for reference purposes only.

Please note that ADR holders cannot attend the Annual General Meeting of Shareholders irrespective of other materials (including, without limitation, any voting instruction card) indicating otherwise.

July 4, 2024

Dear Shareholders,

2-2-1 Yaesu, Chuo-ku, Tokyo

Pixie Dust Technologies Inc.

CEO Yoichi Ochiai

Notice of the 7th Annual General Meeting of Shareholders

Dear Sir/Madam, Thank you very much for your continued support.

We would like to inform you that our 7th Ordinary General Meeting of Shareholders will be held as follows:

If you are unable to attend the meeting, please be advised that you take the time to review the “Reference Document for Solicitation of Proxy Voting” below and indicate your approval or disapproval on the enclosed proxy form, affix your seal and return it to us.

Sincerely

1	Date and Time	Wednesday, July 31, 2024, 3:30 p.m.
2	Venue	2-2-1 Yaesu, Chuo-ku, Tokyo
Tokyo Midtown Yaesu Yaesu Central Tower 4th floor
Tokyo Midtown Yaesu Conference Room A
3	Agenda
	Report	Report on the business report and financial statements for the 7th fiscal period (from May 1, 2023 to April 30, 2024)
Resolutions
	Bill No. 1	Election of Five Directors
	Bill No. 2	Issue and allocation of the 9th series of stock acquisition rights without compensation

The outline of each proposal is set out in the “Reference Documents Regarding the Solicitation of Proxy Voting” below.

*	If you are attending on the day, please submit the enclosed proxy form at the reception desk at the venue.

(Attached document)

Business report

(From May 1, 2023 to
April 30, 2024 )

1. Matters concerning the current status of the company

(1)	Project progress and results

We focused on commercializing non-contact, non-invasive devices using our proprietary wave control technology in the areas of personal care & diversity and workspace & digital transformation.

As a result of the above, sales for this fiscal year were 991,777 thousand yen, operating loss was 2,224,849 thousand yen, recurring loss was 2,220,034 thousand yen, and net loss for the period was 2,249,381 thousand yen.

(2)	Capital expenditure

The total amount of capital expenditure during this fiscal year was 183,978 thousand yen. No significant equipment was sold, removed or destroyed.

(3)	Funding situation

During this fiscal year, in order to list ADRs on the NASDAQ market in the United States, we issued new shares through a third-party allotment, thereby raising funds of 1,949,940 thousand yen.

(4)	Issues to be addressed

The main issues we need to address are as follows:

①	Active investment for the sale of products or provision of services

The Company focuses on the areas of personal care & diversity and workspace/digital transformation, and the Company will make active investments to realize the sale of products or provision of services in these areas. As a result, additional expenditures such as investment in systems and personnel costs will be incurred, and if the expansion and growth of new businesses does not proceed as expected, this may have an adverse effect on our business and performance.

However, we will reallocate our budget and internal resources and narrow down our projects, and will implement our marketing strategies and business development after thoroughly analyzing risks and profitability prospects, etc.

In addition, if we sell new products or provide services, we are concerned that our lack of brand recognition may adversely affect our business performance. However, we will work to alleviate these concerns by expanding our product sales and service offerings through strong collaboration with our partner companies.

②	Laws and regulations

The Protection of Personal Information Act is applied to products and services for which personal information is collected. In addition, if we outsource the production of our products or parts of our products to a third party, some of these transactions will be subject to the Act on the Prevention of Delay in Payment of Subcontract Proceeds, etc. to Subcontractors.

In addition, when providing products and services, we must comply with the Act on Prevention of Unfair Premiums and Misrepresentations regarding advertising, etc., and the Act on Ensuring Quality, Effectiveness and Safety of Pharmaceuticals, Medical Devices, etc. for products in the personal care and diversity sector.

Furthermore, as our business expands in the future, we may need to obtain various permits and licenses necessary for the business, and we may be subject to regulations regarding those permits and licenses.

Therefore, in order to comply with these laws and regulations, we have established internal policies regarding compliance and conduct training as appropriate and are working continuously to improve our management system.

③	Strengthening of internal control system

We recognize that effective corporate governance is essential to ensuring the continuous increase of our corporate value.

Accordingly, we will strive to build an organizational structure that is efficient across the company while ensuring the soundness and transparency of management and the agility of a venture company. In order to achieve this, we will thoroughly implement appropriate operation of internal control system to ensure the proper conduct of business and the reliability of financial reporting, and to comply with applicable laws and regulations.

④	Human resources

As our company is in a growth phase where we expect further business expansion, it will be essential for us to continue to secure even more talented personnel.

We recognize that acquiring and retaining talented personnel is an important issue for us, because we face competition with other companies for the highly skilled engineers and business development personnel we require.

We continue to focus on recruitment activities by articulating the type of person we are looking for within the company, registering with multiple recruitment media, and working closely with recruitment agents.

⑤	Going Concern Assumption

Our company has recognized that events or circumstances have arisen that cast significant doubt on our going concern assumption, due to the fact that we recorded operating losses of 1,134,479 thousand yen for the fiscal year before last fiscal year, 2,128,931 thousand yen for the previous fiscal prior, and 2,224,849 thousand yen for the fiscal year under review.

As measures to resolve this event or situation, in addition to improving profitability by applying for various subsidies and grants and reducing various costs for non-urgent projects, we will continue to negotiate with financial institutions and borrow and refinance funds to secure the necessary working capital, and will also implement measures to increase capital through a capital increase, thereby strengthening our financial base.

However, even after implementing these measures, there is a risk that the improvement in profitability will not proceed as planned, and there is also a risk that we will not be able to raise the funds we had initially envisaged to strengthen our financial base. These risks could have a significant impact on our ability to secure financing for future business operations, and therefore we currently recognize significant uncertainty regarding our going concern position.

Please note that the financial statements have been prepared on the assumption that the Company continues to be a going concern and do not reflect the impact of significant uncertainties regarding the going concern assumption.

(5)	Changes in assets and profit and loss situation

Category	unit	4th period April 2021	5th period April 2022	6th period April 2023	7th period (Current fiscal year) April 2024
Revenue	(1,000 yen)	487,246	606,812	705,954	991,777
Operating loss (△)	(1,000 yen)	△748,406	△1,124,425	△2,165,504	△2,220,034
Net loss for the period (△)	(1,000 yen)	△752,110	△1,132,969	△2,166,508	△2,249,381
Net loss per share (△)	(yen)	△63.30	△95.35	△169.67	△156.74
Total assets	(1,000 yen)	3,747,087	2,654,692	3,400,898	2,969,074
Net assets	(1,000 yen)	2,756,656	1,623,686	1,701,474	1,432,969
Net assets per share	(yen)	△516.76	△1,212.17	125.06	91.66

(Note)	1. The amounts shown are rounded down to the nearest thousand yen. However, net loss per share and net assets per share are rounded to the nearest yen.

2.	The Company conducted a stock split of its common stock at a ratio of 600 shares for every 1 share on April 28, 2023, but the net loss per share and net assets per share have been calculated assuming that the stock split was conducted at the beginning of the 4th fiscal period.

3.	Net loss per share is calculated based on the average number of common shares (including shares equivalent to common shares) outstanding during the period.

4.	Net assets per share are calculated based on the number of common shares (including shares equivalent to common shares) issued at the end of the fiscal year.

(6)	Status of significant parent companies and subsidiaries

①	Relationship with parent company

Not applicable.

②	Status of important subsidiaries

Not applicable.

(7)	Main business operations

We develop, sell and provide services for non-contact, non-invasive devices that use our unique wave control technology.

Our focus areas are the development of devices and services that contribute to improving the quality of life of the elderly, people with disabilities, and others, namely the personal care and diversity and workspace/digital transformation areas, and we are working to develop devices and services related to these areas.

(8)	Major offices and factories

Name	Location
Main office	Chuo ward, Tokyo
Research Institute (Technotope)	Tsukuba Mirai City, Ibaraki Prefecture
Research Institute (University of Tsukuba)	Tsukuba-city, Ibaraki-pref

(9)	Employee Status

Number of employees	Increase from the end of the previous period
83	2

(Note) The number of employees does not include temporary workers, part-time workers and casual employees.

(10)	Major lenders

Lender	Borrowing amount
The Shoko Chukin Bank Ltd.	1,000,000	1,000 yen
Resona Bank Ltd.	40,000	1,000 yen

(11)	Other important matters concerning the current status of the Company

Not applicable.

2. Company shares

(1) Total number of authorized shares	52,142,400 shares

(2) Total number of issued shares	14,869,067 shares

(3) Number of shareholders	25 people

(4) Major shareholders

Shareholder Name	Number of shares held	Shareholding ratio
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS	4,483,367	30.19%
Yoichi Ochiai	3,162,600	21.27
Incubate Fund No. 3 Investment Limited Partnership	2,106,600	14.17
Takayuki Hoshi	1,378,200	9.27
Taiichiro Murakami	1,176,600	7.91
Abies Ventures Fund I,LP	720,000	4.84
INCJ, Ltd.	539,700	3.63
IF Growth Opportunity Fund I,LP	529,800	3.56
Manabu Tago	186,000	1.25
Shionogi & Co., Ltd.	132,600	0.89

3. Stock acquisition right

(1)	Status of stock acquisition rights held by directors as of the last day of the current fiscal year

Name	Allocation Date	Number of stock acquisition right	Shares type and number	Issue price	Exercise price	Exercise Period	Number of Holding Director
3rd Stock Acquisition Rights	April 24, 2019	132	79,200 common shares of the Company	Free	300 yen	From April 24, 2019 to April 23, 2029	1
7th Stock Acquisition Rights	April 30, 2020	227	136,200 common shares of the Company	3,650 yen per piece	302 yen	From April 30, 2020 to April 29, 2030	3

(2)	Stock acquisition rights issued or transferred to employees during the fiscal year

Not applicable.

(3)	Other important matters concerning stock acquisition rights.

With the arrival of the delivery date set out in the Trust Agreement for Issuing Market Price Stock Acquisition Rights (A01) (hereinafter referred to as the “Trust”) executed by the Company on April 23, 2020, the 6th Series of Stock Acquisition Rights have been delivered to employees from the Trustee, Nozomi Certified Public Tax Accountants Corporation, in accordance with the provisions of the Trust, setting employees as the beneficiaries.

4. Matters concerning company officers

(1)	Names of Directors and Corporate Auditors

full name	Position and Responsibilities	Important concurrent positions
Yoichi Ochiai	Representative director Chairman and CEO	Associate Professor, Digital Nature Promotion Strategic Research Platform, University of Tsukuba
Representative Commissioner of xDiversity General Incorporated Association
Director of the Digital Nature Development Research Center, University of Tsukuba
Representative Commissioner of Computer and Nature General Incorporated Association
Taiichiro Murakami	Representative Direcor President and COO	Commissioner of xDiversity General Incorporated Association
Takayuki Hoshi	Director CRO General Manager of the Industry-Academia Collaboration Department
Yusuke Murata	Director	Representative Partner of Incubate Fund
Incubate Fund No. 3 Investment Limited Partnership General Partner
Director of AI Medical Services Inc.
Director of TERASS Co., Ltd.
Director of Zene Co., Ltd.
Incubate Fund No. 5 Investment Limited Partnership General Partner
Director of Pale Blue Co., Ltd.
Director of CYBO Inc.
Director of Yuimedi Inc.
Director of NABLA Mobility Inc.
Director of Fager Co., Ltd.
Masayo Takahashi	Director	Sysmex Corporation Science Advisor
President and CEO of Vision Care Co., Ltd.
President and CEO of VC Gene Therapy, Inc.
President and CEO of VC Cell Therapy Inc.
Ritsumeikan Advanced Research Academy (RARA), Ritsumeikan University; Fellow/Visiting Professor, Research Organization of Science and Technology
Visiting Researcher, RIKEN Science and Technology Hub Industrial Collaboration Department Baton Zone Research Promotion Program Ophthalmology Gene and Cell Therapy Research Team
Kobe City Kobe Eye Center Hospital Research Center Advisor
Executive Commissioner of the Japanese Retina and Vitreous Society
Kazuyoshi Takeya	Full-time auditor
Seiichi Koike	Auditor	External Director, Taiyo Yuden Co., Ltd. Outside Director, Smart Solar Co., Ltd.
Akiko Ito	Auditor	Akiko Ito Certified Public Accountant Office Representative
Outside Director and Audit Committee Member of PetGo Co., Ltd.
Representative of ACOTTO LLC
External Auditor, RevComm Inc.
Outside Director and Audit and Supervisory Committee Member of Primo Global Holdings Inc.

(Notes)	1. Yusuke Murata and Masayo Takahashi are outside directors as defined in Article 2, Item 15 of the Companies Act.

2.	The three corporate auditors, Kazuyoshi Takeya, Seiichi Koike and Akiko Ito, are outside corporate auditors as defined in Article 2, Paragraph 16 of the Companies Act.

3.	Akiko Ito is qualified as a certified public accountant and a tax accountant, has many years of experience as a certified public accountant and a tax accountant, and has considerable knowledge of finance and accounting.

4.	On July 24, 2023, Director Ryo Oshima resigned from his position as a director.

5.	On November 17, 2023, Director Yoshiyuki Sekine resigned from his position as a director. At the time of his resignation, he served as CFO and in charge of the Accounting, IR/SR Strategy, Information Systems, and General Affairs/Legal Departments and he did not hold any significant concurrent positions.

(2)	Summary of the contents of the liability limitation agreement

Directors Yusuke Murata, Masayo Takahashi, and Audit & Supervisory Board Members Kazuyoshi Takeya, Seiichi Koike and Akiko Ito have entered into agreements with the Company limiting their liability for damages under Article 423, Paragraph 1 of the Companies Act. The limit of liability for damages under such agreements is the minimum liability limit set out in Article 425, Paragraph 1 of the Companies Act, provided that they act in good faith and without gross negligence in the performance of their duties.

(3)	Summary of the contents of directors and officers liability insurance contract

The Company has concluded directors and officers liability insurance contracts as provided for in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, and these insurance contracts will cover legal damages, litigation costs, and other expenses stipulated in the special clauses for comprehensive management liability coverage established by the insurance company that the insured will bear.

The Directors and Officers Liability Insurance contract provides that no insurance benefits will be paid in certain cases, such as claims for damages arising from the insured’s criminal acts and also provides measures to ensure that the proper performance of the insured’s duties is not compromised, including setting the total payment limit during the insurance period at 1 billion yen.

The insured persons under the directors’ liability insurance contracts are our directors, auditors and other key employees, and the insurance premiums for all insured persons are paid in full by our company.

(4)	Amount of remuneration, etc. paid to Directors and Audit & Supervisory Board Members for the current fiscal year

①	Total amount of remuneration for directors and auditors

7 Directors	47,683 thousand yen	(Including 3 outside directors	2,400 thousand yen)
3 Auditors	9,840 thousand yen	(Including 3 outside auditors	9,840 thousand yen)

②	Matters concerning the resolutions of the General Meeting of Shareholders regarding the remuneration of directors and auditors

At the Extraordinary General Meeting of Shareholders held on January 16, 2019, we resolved that amount of monetary remuneration for our directors is limited to 500 million yen per year (of which 10 million yen per year is to be paid to outside directors). As of the resolution of this extraordinary general meeting of shareholders, the number of directors was five (including one outside director).

At the Extraordinary General Meeting of Shareholders held on April 10, 2019, we resolved that amount of monetary compensation for our Audit & Supervisory Board Members is limited to 25 million yen per year. As of the resolution of this extraordinary general meeting of shareholders, the number of auditors was three.

③	Matters concerning delegation of decisions regarding the details of remuneration for individual directors

Representative Director Yoichi Ochiai determines the specific amount of compensation for each director based on a delegated resolution of the Board of Directors.

The content of the authority is limiting the total amount of remuneration for directors from July 2023 to June 2024 to 59,950,800 yen and determining the amount of remuneration for each director based on discussions held by the Remuneration Committee in accordance with the “Guidelines for Determining Director Remuneration, etc.” agreed upon among the directors. The reason for delegating these authorities is to ensure transparency in the procedures for determining compensation, etc., and because Representative Director and CEO Yoichi Ochiai is the most suitable person to evaluate the work of each Director while overseeing the Company’s overall performance.

To ensure that said authority is appropriately exercised by Representative Director and CEO Yoichi Ochiai, the Board of Directors has taken measures to ensure that decisions are made based on the contents of deliberations at the Compensation Committee in accordance with the “Guidelines for Determining Director Remuneration, etc.” agreed upon among the directors.

(5) Matters concerning outside officers

①	Concurrent positions held by outside directors at other corporations, etc. and the relationship between the Company and such corporations, etc.

-	Director Yusuke Murata is a general partner of Incubate Fund No. 3 Investment Limited Partnership. Incubate Fund No. 3 Investment Limited Partnership is a major shareholder of our company. There are no special relationships between other parties and the Company.

-	Director Masayo Takahashi is the President and Representative Director of Vision Care Co., Ltd., the President and Representative Director of VC Gene Therapy Co., Ltd., the President and Representative Director of VC Cell Therapy Co., Ltd., and a standing Commissioner of the Japanese Retina and Vitreous Society. There is no special relationship between the Company and the company in which she holds a concurrent position.

-	Audit & Supervisory Board Member Seiichi Koike is an outside director of TAIYO YUDEN CO., LTD. and Smart Solar Corporation. During this fiscal year, we recorded sales of 3,450 thousand yen through the provision of our product hakke to Taiyo Yuden Co., Ltd. There are no other special relationships between the companies in which he holds concurrent positions.

-	Auditor Akiko Ito is the representative of Akiko Ito Certified Public Accountant Office, an outside director and audit and supervisory committee member of PetGo Co., Ltd., a representative partner of ACOT LLC, an outside auditor of RevComm Co., Ltd., and an outside director and audit and supervisory committee member of Primo Global Holdings Co., Ltd. There is no special relationship between the Company and the company in which she holds a concurrent position.

②	Main activities during the current fiscal year

Attendance and remarks at meetings of the Board of Directors and the Board of Auditors

●	Director Yusuke Murata

He attended 15 of the 16 Board of Directors meetings held during the fiscal year under review and made necessary remarks in the deliberations on agenda items, etc., based on his abundant experience in corporate investment and experience as a director of growing companies.

●	Director Masayo Takahashi

She attended 11 of the 16 Board of Directors meetings held during the fiscal year under review and made necessary statements in the deliberations of proposals, etc., based on her abundant knowledge and wide-ranging experience in advanced medical care, medical ethics, etc., as a pharmaceutical company executive, as well as a clinician and researcher.

●	Audit & Supervisory Board Member Kazuyoshi Takeya

He attended all 16 of the 16 Board of Directors meetings held during the fiscal year under review and made necessary remarks regarding the deliberation of agenda items. Similarly, he attended all 16 of the 16 meetings of the Board of Auditors held during this fiscal year. He made appropriate comments based on their wealth of experience, exchange opinions on audit results, and discuss important matters related to audits.

●	Audit & Supervisory Board Member Seiichi Koike

He attended 13 of the 16 Board of Directors meetings held during the fiscal year under review and made necessary remarks regarding the deliberation of agenda items. Similarly, he attended all 16 of the 16 meetings of the Board of Auditors held during this fiscal year. He made appropriate comments based on their wealth of experience, exchanged opinions on audit results, and discuss important matters related to audits.

●	Auditor Akiko Ito

She attended all 16 of the 16 Board of Directors meetings held during the fiscal year under review and made necessary remarks regarding the deliberation of agenda items. Similarly, she attended all 16 of the 16 meetings of the Board of Auditors held during this fiscal year. Based on her insight as certified public accountants and tax accountants and their extensive experience, she made appropriate statements, exchanged opinions on audit results, and discuss important matters related to audits.

③	Summary of duties performed by outside directors in relation to the roles they are expected to fulfill

Outside directors Yusuke Murata and Masayo Takahashi were appointed as outside directors so that they can oversee the Company’s management and contribute to strengthening corporate governance by providing advice on the Company’s overall management, based on their extensive knowledge and experience as outside directors. Mr. Yusuke Murata attended 15 of the 16 Board of Directors meetings held during this fiscal year, and Ms. Masayo Takahashi attended 11 of the 16 Board of Directors meetings held during this fiscal year and made necessary remarks during the deliberation of agenda items, etc., as appropriate.

5. Status of accounting auditors

(1)	Name of accounting auditor

Seiyo Audit Corporation

(2)	Amount of remuneration paid to the accounting auditor for the current fiscal year

Amount of remuneration, etc.
Amount of remuneration, etc., for the accounting auditor for the current fiscal year	14,500,000 yen
The total amount of money and other property benefits to be paid by the Company	14,500,000 yen

(Note)	The Board of Corporate Auditors has considered the appropriateness of the audit plan and remuneration amount for this fiscal year in accordance with the “Practical Guidelines for Cooperation with Accounting Auditors” published by the Japan Corporate Auditors Association, and has given its consent to the remuneration, etc. of the Accounting Auditor in accordance with Article 399, Paragraph 1 of the Companies Act.

(3)	Policy for deciding on the dismissal or non-reappointment of the accounting auditor

If the Audit & Supervisory Board determines that there is an impediment to the Accounting Auditor’s performance of its duties or that it is otherwise necessary, it will decide on a proposal to dismiss or not reappoint the Accounting Auditor, and the Board of Directors will submit the proposal to the General Meeting of Shareholders based on that decision.

Furthermore, if the Audit & Supervisory Board finds that the Accounting Auditor falls under any of the items set out in Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board will dismiss the Accounting Auditor with the consent of all Audit & Supervisory Board Members. In this case, the auditor selected by the Board of Auditors will report the dismissal of the accounting auditor and the reasons for the dismissal at the first general meeting of shareholders convened after the dismissal.

(4)	Summary of the contents of the liability limitation agreement

They have entered into an agreement with the Company that limits liability for damages under Article 423, Paragraph 1 of the Companies Act. The limit on compensation under this agreement is the minimum liability limit stipulated in Article 425, Paragraph 1 of the Companies Act.

6. Company Structure and Policies

(1)	System for ensuring the proper conduct of business

At the Board of Directors meeting held on June 12, 2019, the Company resolved the “Basic Policy on the Development of an Internal Control System” based on the basic policy on the development of a system to ensure the proper conduct of the company’s business operations as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act and Article 100 of the Enforcement Regulations of the Companies Act. The Company then partially revised the policy at the Board of Directors meeting held on July 8, 2020.

This basic policy is as follows:

①	System to ensure that the execution of duties by directors and employees complies with laws, regulations and the Articles of Incorporation

A)	The Board of Directors establishes a Corporate Code of Conduct and ensures that it is thoroughly disseminated throughout the company.

B)	The Board of Directors establishes policies regarding compliance and establishes a system for directors and employees to promote compliance.

C)	In accordance with the Audit & Supervisory Board Members’ Audit Standards, etc., the Audit & Supervisory Board Members will attend meetings of the Board of Directors, conduct audits based on the audit plans established by the Audit & Supervisory Board, and audit the performance of duties by the Directors through investigations of the status of business execution, etc.

D)	The internal auditor shall regularly audit whether employees are executing their duties in accordance with laws and regulations, the Articles of Incorporation, and various company regulations, and shall provide comments on the audit results to employees and submit an audit report to the President and Representative Director.

②	System for storing and managing information related to the execution of duties by directors

The Company will establish necessary policies, such as document management regulations, for statutory documents such as the minutes of general shareholders’ meetings and the minutes of board of directors’ meetings, as well as documents and information related to the execution of important duties. The Company will store and manage information appropriately in accordance with these regulations and will establish a system in place that allows necessary related parties to view such information.

③	Regulations and other systems for managing the risk of loss

In order to prepare for risks that could have a significant impact on management, the Board of Directors shall establish policies regarding risk management, identify anticipated risks, formulate preventive measures, and establish a crisis management system in the event that a risk occurs.

④	Systems to ensure that directors’ duties are executed efficiently

A)	The Board of Directors will formulate medium-term and annual management plans, and each division will implement appropriate management activities to achieve those plans.

B)	The Board of Directors shall establish rules for the division of duties, administrative authority, approval rules, etc., and shall delegate authority to employees in accordance with these rules and clarify decision-making authority to ensure the smooth execution of duties.

C)	In order to manage and supervise the execution of business operations, regular meetings of the Board of Directors shall be held once a month, and extraordinary meetings of the Board of Directors shall be held as necessary.

D)	Monthly business performance will be analyzed and evaluated at regular board meetings, and necessary measures will be taken.

⑤	Systems for ensuring the appropriateness of business operations within the corporate group consisting of the company, its parent company and subsidiaries

Currently, the Company does not have any subsidiaries, etc., but if a subsidiary, etc. is established in the future, the Company will establish the necessary system to ensure thorough internal control throughout the entire corporate group.

⑥	Matters concerning employees in cases where the Audit & Supervisory Board Members request the appointment of employees to assist them in their duties

If requested by the Audit & Supervisory Board Members, employees will be assigned to assist the Audit & Supervisory Board Members in their duties. The specific details of such an assignment (organization, number of employees, etc.) will be discussed with the Audit & Supervisory Board Members and considered fully in accordance with their opinions.

⑦	Matters concerning ensuring the independence of employees assisting the Audit & Supervisory Board Members in their duties from Directors and the effectiveness of instructions given to such employees

In order to ensure the independence of employees who assist the Audit & Supervisory Board Members in their duties and the effectiveness of instructions given to such employees, employees who receive instructions from the Audit & Supervisory Board Members necessary for audit work will not receive instructions or orders from Directors, department heads, etc. regarding those instructions.

➇	Systems for directors and employees to report to auditors and other systems related to reporting to auditors

A)	Directors and employees will report on the status of business execution upon request by auditors.

B)	If a director discovers any fact that may cause significant damage to the company, he/she shall immediately report it to the auditors.

⑨	Systems to ensure that individuals who report to the Audit & Supervisory Board Members are not treated unfavorably as a result of having made such report

The Company will not treat unfavorably any Director or employee who has made a report under the internal reporting system or made a report to an Audit & Supervisory Board Member regarding the status of business execution or other matters.

⑩	Matters concerning the procedures for advance payment or reimbursement of expenses incurred in the execution of the duties of the Audit & Supervisory Board Members and the policy for the processing of expenses or liabilities incurred in the execution of such duties

When an Audit & Supervisory Board Member requests advance payment of expenses necessary for the performance of his/her duties, the Company will promptly process such expenses or debts, unless it is deemed that such expenses or debts are not necessary for the performance of the Audit & Supervisory Board Member’s duties.

⑪	Other systems to ensure that audits by the Audit & Supervisory Board Members are carried out effectively

A)	In accordance with the Audit & Supervisory Board Members’ Audit Standards, etc., Audit & Supervisory Board Members may attend meetings of the Board of Directors, inspect important documents related to the Company’s operations, such as minutes and approval documents, and, if necessary, request explanations from Directors or employees.

B)	The President and Representative Director will hold meetings with the Audit & Supervisory Board Members as appropriate.

C)	The Audit & Supervisory Board Members will meet with the Accounting Auditor as necessary to receive explanations regarding the contents of the accounting audit and cooperate with the Accounting Auditor by exchanging information, etc.

D)	Auditors will maintain close cooperation with internal auditors and exchange information with them as appropriate.

⑫	System for ensuring the reliability of financial reports

In order to ensure the reliability of financial reporting, the Company shall establish a basic policy regarding internal controls over financial reporting and systematically promote the establishment and operation of the structures and systems necessary to prepare appropriate financial information. The Company shall also continually evaluate the effectiveness of control activities and review them as necessary.

⑬	Basic policy towards excluding anti-social forces and the status of its implementation

A)	Based on the belief that having relationships with antisocial forces that pose a threat to the order and safety of civic life and impede the development of healthy economic and social life will have a significant impact on the company’s business continuity, we declare in our Charter of Corporate Behavior that we will take a resolute stance toward antisocial forces and will have no association whatsoever with them.

B)	In order to prevent the involvement of antisocial forces in management activities and the damage caused by such forces, we will establish regulations for the exclusion of antisocial forces and promote the development of an internal system for the exclusion of antisocial forces.

(2)	Outline of the implementation status of the system for ensuring the proper conduct of business

Based on the “Basic Policy for the Establishment of an Internal Control System,” the Company strives to establish a system to ensure the proper conduct of business within the Group and to operate it appropriately. An overview of the status of operation during the fiscal year under review is as follows:

Our board of directors was comprised of 7 directors, including 3 outside directors, and was held with the attendance of three auditors to oversee the directors’ performance of their duties.

Outside Director Ryo Oshima resigned as a director on July 24, 2023, and Director Yoshiyuki Sekine resigned as a director on November 17, 2023.

The Audit & Supervisory Board Members formulated audit plans, including audit policies, and held regular monthly meetings as well as extraordinary meetings as necessary to grasp the situation of the company based on information shared among the Audit & Supervisory Board Members and, when necessary, compiled recommendations. In addition to attending Board of Directors meetings, they held dialogues with Directors and, in cooperation with the person in charge of internal audits and the accounting auditor, audited the status of Directors’ execution of their duties. In addition, two interviews with the Representative Director and CEO, two interviews with the Representative Director and COO, and two interviews with outside directors are conducted.

The full-time Audit & Supervisory Board Members audited the performance of duties by the Directors, inspected important documents such as the minutes of the General Meeting of Shareholders and the minutes of the Board of Directors meetings, and attended important meetings such as the Internal Control Committee and expressed opinions when necessary.

Balance sheet

(As of April 30, 2024)

(Unit: thousand yen)

Subject	Amount of money	Subject	Amount of money
(Assets)		(Liabilities)
Current assets	2,238,558	Current Liabilities	1,329,210
Cash and deposits	1,607,763	Accounts payable	1,055
Accounts receivable	244,993	Current portion of long-term borrowings	1,013,332
Merchandise	9,857	Lease obligations	13,868
Product	144,943	Accounts payable	242,948
Work in progress	37	Accrued expenses	38,662
Raw materials	3,941	Unpaid corporate taxes	4,104
Advance payment	12,863	Contract Liabilities	6,523
Prepaid expenses	74,590	Deposit	6,207
Accounts receivable	138,913	Others	2,509
Others	655

Fixed assets	730,515	Fixed Liabilities	206,894
Tangible fixed assets	572,105	Long-term borrowings	7,781
Building	273,981	Long-term accrued expenses	80,661
Vehicle transport equipment	271	Lease obligations	9,390
Tools, equipment and fixtures	60,708	Deferred tax liabilities	25,405
Land	216,578	Asset Retirement Obligations	83,656
Leased asset	20,565
		Total Liabilities	1,536,105
Intangible fixed assets	17,479	(Net Assets)
Software	17,479	Shareholders’ equity	1,362,948
		Capital	50,646
Investments and other assets	140,931	Capital Surplus	8,172,521
Long-term prepaid expenses	3,228	Capital Reserve	8,172,521
Deposit	137,612	Earned surplus	△6,860,219
others	90	Other retained earnings	△6,860,219
		Retained earnings carried forward	△6,860,219

		Stock acquisition rights	70,020
		Total net assets	1,432,969
Total assets	2,969,074	Total liabilities and net assets	2,969,074

Profit and loss statement

( From May 1, 2023 to
April 30, 2024 )

(Unit: thousand yen)

Subject	Amount of money
Revenue		991,777
Cost of goods sold		284,520
Gross Profit		707,256
Selling, general and administrative expenses		2,932,105
Operating loss (△)		△2,224,849
Non-operating income
Interest income	8,226
Subsidy income	3,793
Exchange gain	29,281
others	1,635	42,936
Non-operating expenses
Interest expense	31,297
Stock issue costs	6,824	38,121
Reccuring loss (△)		△2,220,034
Extraordinary profit
Gain on sales and disposal of fixed assets	15
Gain on reversal of stock acquisition rights	146	161
Extraordinary losses
Loss on disposal of fixed assets	0	0
Net loss before taxes (△)		△2,219,872
Corporate tax, resident tax and business tax	4,104
Corporate tax adjustments	25,405	29,509
Net loss for the current period (△)		△2,249,381

Statement of changes in shareholders’ equity

( From May 1, 2023 to

April 30, 2024 )

(Unit: thousand yen)

	Shareholders’ equity
		Capital Surplus
	Capital	Capital Reserve	Total capital surplus
Opening balance	100,000	6,141,085	6,141,085
Changes during the period
Issuance of new shares	991,041	991,041	991,041
Capital Reduction	△1,040,394	1,040,394	1,040,394
Net loss for the current period (&xutri;)
Net changes in items other than shareholders’ equity
Total changes during the period	△49,353	2,031,436	2,031,436
End of period balance	50,646	8,172,521	8,172,521

(Unit: thousand yen)

	Shareholders’ equity
	an earned surplus
	Other retained earnings
	Retained earnings carried forward	Total Retained Earnings	Total shareholders’ equity
Opening balance	△4,610,838	△4,610,838	1,630,246
Changes during the period
Issuance of new shares			1,982,083
Capital Reduction			-
Net loss for the current period (△)	△2,249,381	△2,249,381	△2,249,381
Net changes in items other than shareholders’ equity
Total changes during the period	△2,249,381	△2,249,381	△267,298
End of period balance	△6,860,219	△6,860,219	1,362,948

(Unit: thousand yen)

	Stock acquisition right	Total net assets
Opening balance	71,227	1,701,474
Changes during the period
Issuance of new shares		1,982,083
Capital Reduction		-
Net loss for the current period (△)		△2,249,381
Net changes in items other than shareholders’ equity	△1,206	△1,206
Total changes during the period	△1,206	△268,504
End of period balance	70,020	1,432,969

Notes to financial statements

( From May 1, 2023 to

April 30, 2024 )

Notes on going concern assumption

Our company has recognized that events or circumstances have arisen that cast significant doubt on our going concern assumption, due to the fact that we recorded operating losses of 1,134,479,000 yen in the fiscal year before last, 2,128,931,000 yen in the fiscal year prior, and 2,224,849,000 yen in the fiscal year under review.

As measures to resolve this event or situation, in addition to improving profitability by applying for various subsidies and grants and reducing various costs for non-urgent projects, we will continue to negotiate with financial institutions and borrow and refinance funds to secure the necessary working capital, and will also implement measures to increase capital through a capital increase, thereby strengthening our financial base.

However, even after implementing these measures, there is a risk that the improvement in profitability will not proceed as planned, and there is also a risk that we will not be able to raise the funds we had initially envisaged in order to strengthen our financial base. These risks could have a significant impact on our ability to secure financing for future business operations, and therefore we currently recognize significant uncertainty regarding our going concern position.

Please note that the financial statements have been prepared on the assumption that the Company continues to be a going concern and do not reflect the impact of significant uncertainties regarding the going concern assumption.

Notes to important accounting policies

1.	Asset valuation criteria and methods

(1)	Inventories

Goods, products, and raw materials

Cost method based on the weighted average method (balance sheet value is calculated by writing down book value based on decline in profitability)

Work in progress

Cost method based on specific cost method and weighted average cost method (balance sheet value is Calculated based on a method of writing down book value based on decline in profitability)

2.	Depreciation methods for fixed assets

(1)	Tangible fixed assets (excluding leased assets)

The declining balance method is used. However, for buildings (including auxiliary facilities) acquired after April 1, 2016, the straight-line method is used.

The main useful lives are as follows:

Building	5 to 19 years
Vehicle transport equipment	2 to 5 years
Tools, equipment and fixtures	2 to 15 years

In addition, depreciable assets with an acquisition cost of 100,000 yen or more but less than 200,000 yen are depreciated equally over a three-year period.

(2)	Intangible fixed assets

The fixed amount method is used.

For software used by the Company, the straight-line method is used based on the internal usable period (five years).

(3)	Leased assets

For leased assets relating to finance lease transactions that do not transfer ownership, the straight-line method is used, with the lease period being the useful life and the residual value being zero.

3.	Standard for allowance

(1)	Allowance for doubtful accounts

In order to prepare for losses from uncollectible receivables, an estimated unrecoverable amount is recorded based on the historical uncollectible rate for general receivables, and an estimated unrecoverable amount is recorded based on the individual recoverability of specific receivables, such as receivables with a high probability of default.

4.	Standards for recording revenues and expenses

The Company applies the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, issued on March 30, 2018) and the “Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, issued on March 30, 2018). The main performance obligations in the Company’s major businesses and the usual timing for recognizing revenue are as follows:

(1)	Details of major performance obligations in major businesses.

Based on contracts with customers, we develop, sell and provide services for devices based on our unique wave control technology.

(2)	The normal time at which that performance obligation would be satisfied.

We determine that control is transferred to the customer when the goods or products are delivered to the customer or when the customer completes their acceptance and recognize revenue accordingly.

Notes to accounting estimates

(Impairment loss on fixed assets)

(1)	Amounts recorded in the financial statements for the current fiscal year. The Company has been making advance investments to secure a future revenue base and is focusing on research and development and business development aimed at commercializing multiple projects. As operating income has continued to be negative up until this fiscal year, the Company has determined that there are indications of impairment and has considered whether to record an impairment loss. As a result of the review, it was determined that the undiscounted future cash flows exceed the book value of the fixed assets of 589,584,000 yen (tangible fixed assets: 572,105,000 yen, intangible fixed assets: 17,479,000 yen), and therefore no impairment loss was recorded.

(2)	Information about significant accounting estimates related to identified items. The Company groups its assets by treating the entire company as the smallest unit that can generate independent cash flows. If there are indications of impairment, we determine whether to recognize an impairment loss by comparing the total of the undiscounted future cash flows from the asset group with its carrying amount. If the assessment determines that the total of the undiscounted future cash flows is less than the book value and an impairment loss must be recognized, the book value is reduced to the recoverable amount (the higher of the net selling price or value in use) and the decrease in the book value is recorded as an impairment loss.

The estimated period for undiscounted future cash flows is the remaining economic life of major assets, and the cash flows are based on future business plans that are formulated based on expected future revenues and expenses. When formulating business plans, key assumptions are considered, such as the number of services provided to customers, the unit price of services, and the number of employees. Additionally, we have not set a growth rate for cash flows beyond the mid-term plan.

However, if changes in the internal and external environments cause events that differ from those assumed above, this may have a significant impact on our estimates of future cash flows.

Notes to the Balance Sheet

1.	Accumulated depreciation of tangible fixed assets	404,612 thousand yen
2.	Accumulated impairment losses on property, plant and equipment	70,075 thousand yen
3.	Monetary claims and obligations to affiliated companies
	Short-term monetary claims	50 thousand yen

Notes to the income statement

1.	Transaction volume with affiliated companies
	Non-business transaction volume	545 thousand yen

Notes to the statement of changes in shareholders’ equity

1.	Items concerning the type and total number of shares issued as of the end of this fiscal year

Types of shares	Beginning of current fiscal year	increase	Decreased	End of current fiscal year
Common stock (shares)	13,035,600	1,833,467	-	14,869,067
Total (shares)	13,035,600	1,833,467	-	14,869,067

2.	Items related to stock acquisition rights at the end of this fiscal year

		Number of target shares
Items	Types of shares	As of the beginning	Increase	Decrease	As of the end
Stock Acquisition rights as stock options (First Series of stock acquisition rights)	Ordinary Share	7,200	—	3,600	3,600
Stock Acquisition rights as stock options (Second Series of stock acquisition rights)	Ordinary Share	150,000	—	57,000	93,000
Stock Acquisition rights as stock options (Second-2 Series of stock acquisition rights)	Ordinary Share	12,000	—	12,000	—
Stock Acquisition rights as stock options (Third Series of stock acquisition rights)	Ordinary Share	283,200	—	61,800	221,400
Stock Acquisition rights as stock options (Fifth Series of stock acquisition rights)	Ordinary Share	48,000	—	18,000	30,000
Stock Acquisition rights as stock options (Sixth Series of stock acquisition rights)	Ordinary Share	469,200	—	75,000	394,200
Stock Acquisition rights as stock options (Seventh Series of stock acquisition rights)	Ordinary Share	219,600	—	—	219,600
Stock Acquisition rights as stock options (Eighth Series of stock acquisition rights)	Ordinary Share	87,600	—	—	87,600
TOTAL		1,276,800	—	227,400	1,049,400

Notes on tax-effect accounting

1.	Breakdown of main causes of deferred tax assets and deferred tax liabilities

Deferred tax asset
Asset Retirement Obligations	28,936	1,000 yen
Refund Debt Denial	868	1,000 yen
Unpaid business tax	371	1,000 yen
Impairment loss	29	1,000 yen
Excess depreciation	13	1,000 yen
Loss carryforward	2,537,848	1,000 yen
others	45	1,000 yen
Deferred tax assets subtotal	2,568,112	1,000 yen
Valuation allowance for tax loss carryforwards	△2,537,848	1,000 yen
Valuation allowance for future deductible temporary differences, etc.	△30,103	1,000 yen
Valuation allowance subtotal	△2,567,952	1,000 yen
Total deferred tax assets	160	1,000 yen

Deferred tax liabilities
Retirement costs corresponding to asset retirement obligations	25,405	1,000 yen
Return Asset Rejection	160	1,000 yen
Total deferred tax liabilities	25,565	1,000 yen
Net deferred tax liabilities	25,405	1,000 yen

2. Breakdown of major items causing the difference between the statutory tax rate and the tax burden rate after the application of tax-effect accounting

This information is omitted since a pre-tax net loss is recorded.

Notes to financial instruments

1. Matters concerning the status of financial products

(1) Policy for financial products

The Company limits its fund management to short-term deposits, etc., and covers necessary funds through its own capital and bank borrowings. In addition, we do not engage in derivative transactions.

(2) Details and risks of financial products

Trade receivables, such as accounts receivable and other accounts receivable, are exposed to the credit risk of business partners. Regarding this risk, we aim to identify and mitigate collection concerns at an early stage by managing due dates and balances for each client. Security deposits are related to rental agreements and are exposed to the credit risk of the borrower but are generally returned in a lump sum upon the expiration of the contract.

Trade payables, including accounts payable, other payables, accrued expenses and accrued income taxes, are due within one year. Long-term borrowings and lease obligations relating to finance lease transactions are primarily used to raise working capital. In addition, trade payables are exposed to liquidity risk, but the funding department manages this risk by preparing cash flow plans monthly and keeping track of payment schedules, etc.

(3) Risk management system for financial instruments

① Credit risk management (risk related to counterparty’s breach of contract, etc.)

With regard to trade receivables, the accounting department regularly monitors the status of business partners and manages the due dates and balances for each business partner, while also working to quickly identify and mitigate concerns about collection due to deterioration in financial conditions, etc.

② Management of market risk (risk of fluctuations in exchange rates, interest rates, etc.)

The Company raises funds at fixed interest rates to avoid the risk of fluctuations in interest payments on borrowings.

③ Management of liquidity risk related to fund procurement (risk of not being able to make payments on due dates)

The accounting department manages liquidity risk by creating and updating cash flow plans in a timely manner and by maintaining liquidity on hand.

④ Supplementary explanation regarding matters related to the fair value of financial instruments, etc.

Since the calculation of the fair value of financial instruments considers variable factors, the value may fluctuate if different assumptions are adopted.

2. Matters concerning the market value of financial instruments

The balance sheet amount, fair value and the difference between them are as follows:

(Unit: thousand yen)

	Balance sheet amount	Market price	difference
(1) Deposit	137,612	135,546	△2,065
Total assets	137,612	135,546	△2,065
(1) Long-term borrowings (※2)	1,021,113	1,020,924	△188
(2) Lease obligations (※2)	23,258	23,360	101
Total Liabilities	1,044,371	1,044,284	△87

(※1) “Cash and deposits,” “Accounts receivable,” “Accounts receivable,” “Accounts payable,” “Accounts payable,” “Accrued expenses,” and “Accrued corporate taxes, etc.”

Regarding the above, the fact that it is cash and will be settled in a short period of time means that the fair value is close to the book value. Therefore, we have omitted the description.

(※2) “Long-term borrowings” and “lease obligations” include amounts due to be repaid within one year.

(※3) Matters concerning the method of calculating the fair value of financial instruments

(1) Deposit

The fair value of the guaranteed deposit is calculated based on the present value of future cash flows discounted at an appropriate interest rate, such as the yield on government bonds.

(2) Long-term borrowings and lease obligations

These fair values are calculated based on the present value obtained by discounting the total amount of principal and interest at the interest rate expected to be applied if a similar new borrowing or new lease transaction were to be conducted.

(Note 1) Scheduled redemption amount of monetary claims after the closing date

	Within 1 year (1,000 yen)	Over 1 year Within 2 years (1,000 yen)	Over 2 years Within 3 years (1,000 yen)	More than 3 years Within 4 years (1,000 yen)	Over 4 years Within 5 years (1,000 yen)	Over 5 years (1,000 yen)
Deposit	-	-	-	-	137,562	50
total	-	-	-	-	137,562	50

(Note 2) Scheduled repayment amounts of lease obligations and long-term borrowings after the closing date

	Within 1 year (1,000 yen)	Over 1 year Within 2 years (1,000 yen)	Over 2 years Within 3 years (1,000 yen)	More than 3 years Within 4 years (1,000 yen)	Over 4 years Within 5 years (1,000 yen)	Over 5 years (1,000 yen)
Long-term borrowings	1,013,332	7,781	-	-	-	-
Lease obligations	13,868	9,390	-	-	-	-
total	1,027,200	17,171	-	-	-	-

Notes to per share information

Net assets per share	91.66 yen
Net loss per share (△)	△156.74 yen

Notes regarding significant subsequent events

(Large amount of borrowing)

Based on a board resolution as of May 29, 2024, the Company entered into the following loan agreement on May 31, 2024.

(1) Lender	The Shoko Chukin Bank, Ltd.
(2) Use of funds	Working capital
(3) Loan Amount	1,000,000,000 yen
(4) Borrowing Date	May 31, 2024
(5) Maturity Date	September 30, 2025
(6) Applicable Interest Rate	Interest rate calculated by adding a spread to the base interest rate
(7) Collateral	Not applicable

Reference Document for Solicitation of Proxy Voting

1. Proxy Voting Solicitors	Pixie Dust Technologies Inc. CEO Yoichi Ochiai

2. Proposals and Reference Items

Bill No.1: Election of Five Directors

The terms of office of all five Directors will expire at the conclusion of this General Meeting, and we would like to request the election of five new Directors.

The candidates for Director are as follows:

full name (date of birth)	Career summary, position, responsibilities and important concurrent positions		Holding Number of shares
[Reappointment] Yoichi Ochiai (Born September 16, 1987)	February 2015	Founder and CEO of Pixie Dust Technologies, Inc. (USA)	3,162,600 shares
	May 2015	University of Tsukuba, Faculty of Library, Information and Media Studies, Assistant Professor
	May 2015	Commissioner of the Virtual Reality Consortium
	May 2015	Director of the General Incorporated Association Mitou
	April 2017	Visiting Professor at Digital Hollywood University (current position)
	April 2017	Visiting Professor, Osaka University of Arts
	May 2017	Founder and CEO of the Company (current position)
	December 2017	Associate Professor, Digital Nature Promotion Strategic Research Platform, University of Tsukuba (current position)
	November 2018	Founder and Representative Director of xDiversity General Incorporated Association (current position)
	June 2020	Director of the Digital Nature Development Research Center, University of Tsukuba (current position)

(Notes)	1. There are no special interests between the Company and Yoichi Ochiai.

2.	Yoichi Ochiai has served the Company as Representative Director and CEO since its inception and is familiar with the Company’s business. Furthermore, he has demonstrated leadership as CEO, including formulating the company’s management policies, based on his extensive knowledge and experience in the company’s technology field. We have determined that he has the experience and ability required to serve as a director of the Company and have therefore nominated him as a candidate for continued directorship.

3.	The Company has concluded directors’ liability insurance contracts, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with insurance companies for all officers and employees, including directors, and these insurance contracts provide for compensation for damages that may arise from the insured directors assuming liability in connection with the performance of their duties or from receiving a claim for the pursuit of such liability. If each candidate assumes the position of Director, he/she will become the insured person under the insurance contract, and the insurance contract will be renewed during the term of office. This insurance contract is scheduled to be renewed in April 2025.

full name (date of birth)	Career summary, position, responsibilities and important concurrent positions		Holding Number of shares
[Reappointment] Taiichiro Murakami (Born April 4, 1985)	April 2010	Joined Accenture Japan	1,176,600 shares
	January 2017	Executive Advisor, Mitou General Incorporated Association
	June 2017	Founder and COO of the company
	November 2018	Founder and current Commissioner of xDiversity General Incorporated Association
	January 2019	Representative Director and COO of the Company (current position)

(Notes)	1. There are no special interests between the Company and Taiichiro Murakami.

2.	Mr. Taiichiro Murakami has contributed greatly to the Company as a Director since its establishment and is familiar with the Company’s business. Furthermore, since being appointed Representative Director and COO on January 16, 2019, he has continued to demonstrate leadership as Chief Operating Officer, including setting the company’s management policies by combining his extensive knowledge of the company’s technology field with external demand. We have determined that he has the experience and ability required to serve as a director of the Company and have therefore nominated him as a candidate for continued directorship.

3.	The Company has concluded directors’ liability insurance contracts, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with insurance companies for all officers and employees, including directors, and these insurance contracts provide for compensation for damages that may arise from the insured directors assuming liability in connection with the performance of their duties or from receiving a claim for the pursuit of such liability. If each candidate assumes the position of Director, he/she will become the insured person under the insurance contract, and the insurance contract will be renewed during the term of office. This insurance contract is scheduled to be renewed in April 2025.

full name (date of birth)	Career summary, position, responsibilities and important concurrent positions		Holding Number of shares
[Reappointment] Takayuki Hoshi (Born August 1, 1980)	April 2007	Japan Society for the Promotion of Science Research Fellow DC2	1,378,200 shares
	April 2008	Japan Society for the Promotion of Science Postdoctoral Research Fellow
	April 2009	Assistant Professor, Graduate School of Science and Technology, Kumamoto University
	April 2009	Assistant Professor, Department of Mechanical Systems Engineering, Faculty of Engineering, Kumamoto University
	April 2011	Nagoya Institute of Technology Young Research Innovator Training Center Specially Appointed Professor (Tenure Track Assistant Professor)
	April 2016	Assistant Professor, Graduate School of Information Science and Technology, The University of Tokyo
	June 2016	Assistant Professor, Research Center for Advanced Science and Technology, The University of Tokyo
	October 2017	Appointed as CTO of the Company
	August 2018	Appointed as CRO of the Company (current position)

(Notes)	1. There are no special interests between Takayuki Hoshi and the Company.

2.	Takayuki Hoshi has contributed greatly to the Company as Director and CRO and has overseen the Company’s technology as Chief Research Officer, leveraging his extensive knowledge and experience in the Company’s technical fields, and has made every effort to further develop the Company. We have determined that he has the experience and ability required to serve as a director of the Company and have therefore nominated him as a candidate for continued directorship.

3.	The Company has concluded directors’ liability insurance contracts, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with insurance companies for all officers and employees, including directors, and these insurance contracts provide for compensation for damages that may arise from the insured directors assuming liability in connection with the performance of their duties or receiving a claim for the pursuit of such liability. If each candidate assumes the position of Director, he/she will become the insured person under the insurance contract, and the insurance contract will be renewed during the term of office. This insurance contract is scheduled to be renewed in April 2025.

full name (date of birth)	Career summary, position, responsibilities and important concurrent positions		Holding Number of shares
[Reappointment] Yusuke Murata (Born July 11, 1980)	April 2010	Founded Incubate Fund and the Representative Partner (current position)	0 shares
	June 2017	Director of the Company (current position)
	August 2018	Director of AI Medical Services Inc. (current position)
	April 2019	Director of TERASS Co., Ltd. (current position)
	March 2020	Director of Zene Co., Ltd. (current position)
	October 2020	Director of Pale Blue Co., Ltd. (current position)
	October 2020	Director of CYBO Inc. (current position)
	November 2020	Director of Yuimedi Inc. (current position)
	August 2021	Director of NABLA Mobility Inc. (current position)
	August 2022	Director of Fager Co., Ltd. (current position)

(Notes)	1. Yusuke Murata serves as the representative of Incubate Fund No. 3 Investment Limited Partnership, which is an Affiliate under the U.S. Securities Act. However, this does not affect his performance of his duties as an outside director of the Company.

2.	Yusuke Murata is a candidate for Outside Director.

3.	Yusuke Murata’s term of office as an outside director of the Company will be seven years and one month at the conclusion of this General Meeting of Shareholders.

4.	The Company has concluded an agreement with Yusuke Murata pursuant to Article 427, Paragraph 1 of the Companies Act, which limits his liability for damages arising from dereliction of duties. However, the limit of liability under such agreement shall be the minimum limit of liability prescribed by law. If he is reappointed, the agreement is expected to continue.

5.	The Company has concluded directors’ liability insurance contracts, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with insurance companies for all officers and employees, including directors, and these insurance contracts provide for compensation for damages that may arise from the insured directors assuming liability in connection with the performance of their duties or receiving a claim for the pursuit of such liability. If each candidate assumes the position of Director, he/she will become the insured person under the insurance contract, and the insurance contract will be renewed during the term of office. This insurance contract is scheduled to be renewed in April 2025.

6.	Mr. Yusuke Murata has a wealth of knowledge and experience as an outside director, and through the Board of Directors and other means, he has overseen the Company’s management and provided advice on the Company’s overall management, contributing to strengthening corporate governance. We expect him to contribute to strengthening the supervisory function over our management decision-making and strengthening our corporate governance, and therefore would like to request his continued election as an outside director. The reasons for his appointment as an outside director and the roles expected of him overlap with the reasons for determining that he can properly perform the duties of an outside director.

7.	There is nothing in Article 74, Paragraph 4, Items 7(a) to 7(f) that applies to Mr. Yusuke Murata.

full name (date of birth)	Career summary, position, responsibilities and important concurrent positions		Holding Number of shares
[Reappointment] Masayo Takahashi (born June 23, 1961)	October 1992	Assistant Professor, Department of Ophthalmology, Kyoto University Hospital, Doctor of Medicine	0 shares
	January 1995	Researcher, Salk Institute, San Diego, USA
	January 1997	Assistant Professor, Department of Ophthalmology, Kyoto University Hospital
	October 2001	Associate Professor, Department of Development, Center for Exploratory Medicine, University of Tokyo Hospital
	April 2006	Team Leader, Retinal Regenerative Medicine Research Team, RIKEN Center for Developmental Biology
	April 2012	Project leader of the Retinal Regenerative Medicine Research and Development Project at the Institute’s Center for Developmental Biology (currently the Center for Biosystems Dynamics Research)
	June 2016	Outside Director, Sysmex Corporation
	December 2017	Head of Research Center, Kobe City Kobe Eye Center Hospital
	August 2019	President and CEO of Vision Care Co., Ltd. (current position)
	August 2019	Visiting Principal Investigator, Retinal Regenerative Medicine Research and Development Project, Center for Biosystems Dynamics Research, RIKEN
	August 2020	President and CEO of VC Gene Therapy, Inc. (current position)
	March 2021	President and CEO of VC Cell Therapy Inc. (current position)
	April 2021	Standing Comissioner of the Japanese Retina and Vitreous Society (current position)
	April 2022	Fellow, Ritsumeikan Advanced Research Academy (RARA), Ritsumeikan University; Visiting Professor, Research Organization of Science and Technology (current position)
	April 2022	Visiting Researcher, Ophthalmology Gene and Cell Therapy Research Team, Baton Zone Research Promotion Program, Science and Technology Hub Industry Collaboration Department, RIKEN (current position)
	April 2022	Advisor to the Research Center at Kobe City Kobe Eye Center Hospital (current position)
	July 2022	Director of the Company (current position)

(Notes)	1. There are no special interests between Masayo Takahashi and the Company.

2.	Masayo Takahashi is a candidate for Outside Director.

3.	Ms. Masayo Takahashi will have served as an Outside Director of the Company for two years at the conclusion of this General Meeting of Shareholders.

4.	The Company has concluded an agreement with Masayo Takahashi pursuant to Article 427, Paragraph 1 of the Companies Act that limits her liability for damages arising from dereliction of duties. However, the limit of liability under such agreement shall be the minimum limit of liability prescribed by law. If she is reappointed, the agreement is expected to continue.

5.	The Company has concluded directors’ liability insurance contracts, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with insurance companies for all officers and employees, including directors, and these insurance contracts provide for compensation for damages that may arise from the insured directors assuming liability in connection with the performance of their duties or receiving a claim for the pursuit of such liability. If each candidate assumes the position of Director, he/she will become the insured person under the insurance contract, and the insurance contract will be renewed during the term of office. This insurance contract is scheduled to be renewed in April 2025.

6.	Masayo Takahashi has extensive knowledge and wide-ranging experience in advanced medicine and medical ethics as a CEO of a pharmaceutical company, as well as a clinical doctor and researcher. She has overseen the Company’s management through the Board of Directors and other means and has contributed to strengthening corporate governance by providing advice on the Company’s overall management. We expect her to contribute to strengthening the supervisory function over our management decision-making and strengthening our corporate governance, and therefore would like to request her continued election as an outside director. The reasons for her appointment as an outside director and the roles expected of her overlap with the reasons for determining that she can properly perform the duties of an outside director.

7.	There is nothing applicable to Ms. Masayo Takahashi under Article 74, Paragraph 4, Items 7(a) to 7(f) of the Enforcement Regulations of the Companies Act.

Bill No. 2: Issuance and allocation of the 9th Series of Stock Acquisition Rights without compensation

We propose to issue 50,000 Ninth Series Stock Acquisition Rights as set forth below and allot to Boustead Securities, LLC (“Boustead”) or an entity designated by Boustead pursuant to the UNDERWRITING AGREEMENT (“UNDERWRITING AGREEMENT”) entered into between the Company and Boustead dated July 31, 2023.

Although the UNDERWRITING AGREEMENT provides that the issue price of the stock acquisition rights will be determined based on a third-party valuation, the Company would like to set the issue price of the stock acquisition rights at no consideration, which we consider to be particularly favorable terms as stipulated in Article 238, Paragraph 3, Item 1 of the Companies Act.

The reason for selecting this conditions is that, given the significant discrepancy between the exercise price of $11.25 and the current price of our ADRs, it is considered economically rational to set the issue price of the stock acquisition rights at no charge, as the total amount to be paid by issuing the stock acquisition rights is expected to be less than the costs of commissioning a third-party valuation.

1. Details and number of stock acquisition rights offered

The details of the offered stock acquisition rights are as set forth in Appendix 1 “Terms and Conditions for the Issuance of the 9th Stock Acquisition Rights.”

The number of stock acquisition rights to be offered will be 50,000.

2. Payment of money in exchange for the stock acquisition rights

No payment is required in exchange for the stock acquisition rights (issued free of charge).

3. Date of allotment of stock acquisition rights

September 1, 2024

Appendix 1

Terms and Conditions of the 9th Series of Stock Acquisition Rights

1. Number of stock acquisition rights

50,000

The total number of shares that can be issued by exercising the Stock Acquisition Rights shall be 50,000 common shares of the Company. In the event that the Number of Shares Granted in Relation to the Stock Acquisition Rights is adjusted pursuant to 3. (1) below, the number of shares granted shall be the number obtained by multiplying the number of Stock Acquisition Rights by the number of shares granted after the adjustment.

2. Money to be paid in exchange for stock acquisition rights

No payment is required in exchange for the stock acquisition rights (issued free of charge).

3. Details of the stock acquisition rights

(1) Type and number of shares to be issued by the stock acquisition rights

The number of shares to be issued per Stock Acquisition Right (hereinafter referred to as the “Number of Shares Granted”) shall be one common share of the Company.

If the Company conducts a stock split (including a free allotment of the Company’s common stock; the same applies below) or a share consolidation after the allotment date of the Stock Acquisition Rights, the Number of Shares Granted will be adjusted according to the following formula. However, such adjustment will only be made to the number of shares that are the subject of the Stock Acquisition Rights that have not been exercised at that time, and any fractional part less than one share resulting from the adjustment will be rounded down.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x split (or consolidation) ratio

In addition, if, after the allotment date of the Stock Acquisition Rights, the Company undergoes a merger, company split, share exchange, share transfer, or other similar event that requires an adjustment to the Number of Shares Granted, the Number of Shares Granted will be appropriately adjusted reasonably.

If the Number of Shares Granted is adjusted, the Company will notify the holders of the stock acquisition rights recorded in the stock acquisition rights register (hereinafter referred to as the “Holders”) of the necessary matters by the day before the day on which such adjustment is applied, and if notification is not given by such date, the Company will notify them promptly after the day on which the adjustment is applied.

(2) Price or calculation method of assets to be paid for exercising stock acquisition rights

The price of the assets to be contributed upon the exercise of the Stock Acquisition Rights shall be the amount paid per share (hereinafter referred to as the “Exercise Price”) multiplied by the number of shares granted.

The Exercise Price is US$11.25.

In addition, if the Company conducts a stock split or reverse stock split after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fractional part less than one cent resulting from the adjustment will be rounded up.

Exercise price after adjustment = Exercise price before adjustment ×	1
Split (or reverse split) ratio

In addition, if, after the allotment date of the Stock Acquisition Rights, the Company undergoes a merger, company split, share exchange or share transfer, or if it is appropriate to adjust the exercise price in accordance with such cases, the Company will make such adjustment appropriately.

(3) Period during which stock acquisition rights can be exercised

The period during which the Stock Acquisition Rights may be exercised (hereinafter referred to as the “Exercise Period”) is from September 1, 2024 to July 31, 2028 (or, if the final day is not a bank business day, then the immediately preceding bank business day).

(4) Matters concerning increases in capital and capital reserves

(i) The amount of increase in capital resulting from the issuance of shares as a result of the exercise of these stock acquisition rights shall be half of the maximum increase in capital calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations. If the calculation results in a fractional amount of less than one yen, that fractional amount will be rounded up to the next nearest yen.

(ii) The amount of increase in capital reserves when shares are issued upon the exercise of these Stock Acquisition Rights shall be the amount obtained by subtracting the amount of increase in capital set forth in (i) above from the maximum amount of increase in capital set forth in (i) above.

(5) Conditions for exercising stock acquisition rights

(i) The exercise of the Stock Acquisition Rights shall be conditional on the occurrence of any of the Acquisition Events set forth in each item of Paragraph 7 with respect to the Stock Acquisition Rights or the Holder, and the exercise of Stock Acquisition Rights in respect of which an Acquisition Event has occurred shall not be permitted. However, this does not apply if the Company specifically approves the exercise of the right.

(ii) If the exercise of any Stock Acquisition Rights causes the total number of issued shares of the Company to exceed the total number of authorized shares at that time, such Stock Acquisition Rights may not be exercised.

(iii) Less than one Stock Acquisition Right may not be exercised.

4. Allocation date of stock acquisition rights

September 1, 2024

5. Treatment of stock acquisition rights in the event of organizational restructuring

In the event that the Company undergoes a merger (only when the Company is dissolved as a result of the merger), an absorption-type company split, an incorporation-type company split, a share exchange or a share transfer (collectively, hereinafter, the “Organizational Restructuring Action”), the Company shall, on the effective date of the Organizational Restructuring Action, grant to the Holders, in each case, stock acquisition rights of the companies listed in Article 236, Paragraph 1, Items 8 (a) to (e) of the Companies Act (hereinafter, the “Reorganized Company”), based on the following conditions: However, this will only apply if the issuance of stock acquisition rights of the Reorganized Company in accordance with the following conditions is stipulated in the absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan.

(1) Number of stock acquisition rights of the Reorganized Company to be issued

The number of stock acquisition rights to be issued will be equal to the number of stock acquisition rights held by Holder.

(2) Class of shares of the Reorganized Company issued by exercising the stock acquisition rights

Common stock of the Reorganized Company.

(3) Number of shares of the Reorganized Company issued by exercising the stock acquisition rights

The amount will be determined in accordance with 3. (1) above, taking into account the terms of the reorganization.

(4) Exercise price

The price of the assets to be contributed upon the exercise of each stock acquisition right to be delivered shall be the post-reorganization exercise price obtained by adjusting the exercise price set out in 3.(2) above, taking into consideration the terms of the organizational restructuring multiplied by the number of shares of the reorganized company that are the object of the stock acquisition right, as determined in accordance with 5.(3) above.

(5) Period during which stock acquisition rights can be exercised

The period shall be from the later of the first day of the exercise period set forth in 3. (3) above or the effective date of the Reorganization Actions to the last day of the exercise period set forth in 3. (3) above.

(6) Matters concerning the increase in capital and capital reserves when shares are issued through the exercise of stock acquisition rights

To be determined in accordance with 3. (4) above.

(7) Other conditions for exercising stock acquisition rights

To be determined in accordance with 3. (5) above.

(8) Other terms and conditions will be determined in accordance with the terms and conditions of the reorganized company.

7. Matters concerning stock acquisition rights certificates

The Company will not issue stock acquisition right certificates for the Stock Acquisition Rights.

Independent Auditor’s
Report

July 2, 2024

Pixie Dust Technologies Inc.

To the Board of Directors

Seiyo Audit Corporation
Minato Ward, Tokyo

Designated employee Managing Partner	Certified Public Accountant	Takuro Mitsunari

Designated employee Managing Partner	Certified Public Accountant	Naoto Nakayama

Audit Opinion

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the financial statements of Pixie Dust Technologies Inc. for the seventh fiscal year from May 1, 2023 to April 30, 2024, namely, the balance sheet, income statement, statement of changes in shareholders’ equity, and notes to the financial statements and the accompanying supplementary schedules (hereinafter referred to as the “financial statements, etc.”).

Our auditing firm believes that the above financial statements etc. present fairly, in all material respects, the assets and profit and loss position for the period to which said financial statements etc. relate, in accordance with corporate accounting standards generally accepted in Japan as fair and reasonable.

Basis for Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under the auditing standards are described in “Auditor’s responsibilities in auditing financial statements, etc.” Our auditing firm is independent from the company in accordance with the professional ethics regulations in Japan and fulfills other ethical responsibilities as an auditor. We believe that we have obtained sufficient appropriate audit evidence on which to base our opinion.

Significant uncertainties regarding going concern

As described in the notes regarding the going concern assumption, the Company recorded operating losses of 1,134,479 thousand yen in the fiscal year before last, 2,128,931 thousand yen in the fiscal year before last, and 2,224,849 thousand yen in the fiscal year under review. As a result, events or circumstances exist that cast significant doubt on the going concern assumption, and there is currently significant uncertainty regarding the going concern assumption. The notes also describe the plans to respond to such events or circumstances and the reasons why significant uncertainties are identified. The financial statements have been prepared on the assumption that the Company will continue as a going concern, and the impact of such significant uncertainties is not reflected in the financial statements.

These matters do not affect our opinion.

Emphasis

As described in the notes regarding significant subsequent events, based on a board resolution as of May 29, 2024, the Company entered into the loan agreement on May 31, 2024 and raised funds.

These matters do not affect our opinion.

Other information

Other information provided is the business report and its supplementary schedule. It is management’s responsibility to prepare and disclose other statements. In addition, the responsibility of the Audit & Supervisory Board Members and the Audit & Supervisory Board is to monitor the performance of the Directors’ duties in establishing and operating the reporting process for other matters.

Our audit opinion on the financial statements, etc. does not include any other contents, and we do not express an opinion on any other contents.

Our responsibility in auditing financial statements, etc. is to read through the other contents and, in the process of reading them, to consider whether there are any material differences between the other contents and the financial statements, etc. or the knowledge we have gained in the course of the audit, and to pay attention to whether there are any indications of material errors in the other contents other than such material differences.

If, based on the work we have performed, we determine that there are significant errors in the other information, we are required to report that fact.

Regarding other matters described above, there are no other matters for us to report.

Responsibilities of management, auditors, and the board of auditors regarding financial statements, etc.

The responsibility of management is to prepare and fairly present financial statements and other documents in accordance with corporate accounting standards that are generally accepted in Japan. This includes the establishment and operation of internal controls that management deems necessary to prepare and fairly present financial statements that are free from material misstatements due to fraud or error.

When preparing financial statements, etc., management is responsible for assessing whether it is appropriate to prepare such statements based on the going concern assumption, and if it is necessary to disclose matters related to a going concern in accordance with corporate accounting standards generally accepted in Japan, it is responsible for disclosing such matters.

The responsibility of the Audit & Supervisory Board members and the Audit & Supervisory Board is to oversee the performance of the Directors’ duties in establishing and operating the financial reporting process.

Responsibilities of auditors in auditing financial statements, etc.

The auditor’s responsibility is to obtain reasonable assurance as to whether the financial statements as a whole are free of material misstatements due to fraud or error, based on the audit conducted by the auditor, and to express an opinion on the financial statements as a whole from an independent standpoint in the audit report. Misstatements can arise from fraud or error and are deemed to be material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users of financial statements, etc.

Auditors shall, throughout the audit process, exercise their professional judgment and maintain professional skepticism in accordance with auditing standards generally accepted in Japan and shall:

- Identify and assess the risks of material misstatement, whether due to fraud or error. In addition, plan and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is subject to the auditor’s judgment. In addition, obtain sufficient appropriate audit evidence on which to base the opinion.

- The purpose of an audit of financial statements, etc. is not to express an opinion on the effectiveness of internal control, but when conducting a risk assessment, auditors will consider internal controls relevant to the audit in order to design appropriate audit procedures according to the circumstances.

- Evaluate the appropriateness of the accounting policies adopted by management and their methods of application, as well as the reasonableness of accounting estimates made by management and the relevant disclosures.

- Conclude whether it is appropriate for management to prepare financial statements, etc. based on the going concern assumption and, based on the audit evidence obtained, whether there are significant uncertainties regarding events or circumstances that cast significant doubt on the going concern assumption. If significant uncertainties regarding the going concern assumption are identified, the audit report is required to draw attention to the notes to the financial statements, etc., or, if the notes to the financial statements, etc. regarding significant uncertainties are inappropriate, a qualified opinion is required to be expressed on the financial statements, etc. Although the auditor’s conclusion is based on the audit evidence obtained up to the date of the audit report, future events or circumstances may cause the entity to cease to exist as a going concern.

- Evaluate whether the presentation and notes of the financial statements, etc. are in accordance with corporate accounting standards generally accepted in Japan, as well as the presentation, structure and content of the financial statements, etc., including related notes, and whether the financial statements, etc. fairly present the underlying transactions and accounting events.

The auditor will report to the auditors and the Board of Auditors on the planned scope and timing of the audit, any significant audit findings, including any significant deficiencies in internal control identified during the audit, and any other matters required by the audit standards.

Conflict of interest

There are no conflicts of interest between the Company and our auditing firm or its executive officers that must be disclosed pursuant to the provisions of the Certified Public Accountants Act.

Notes to the Readers of Independent Auditor’s Report. This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Audit Report

The Audit & Supervisory Board has deliberated on the performance of duties by the Directors for the seventh fiscal year from May 1, 2023 to April 30, 2024, and has prepared this audit report, as detailed below.

1. Methods and contents of audits by the Audit & Supervisory Board members and the Audit & Supervisory Board

(1)	The Board of Corporate Auditors determined the audit policy and division of duties, etc., and received reports from each Corporate Auditor on the status and results of audits. It also received reports from Directors, other employees, etc., and the Accounting Auditor on the status of the performance of their duties and requested explanations as necessary.

(2)	Each Audit & Supervisory Board Member complied with the audit standards established by the Audit & Supervisory Board, and in accordance with the audit policy and division of duties, etc., communicated with Directors, the Internal Audit Department and other employees, etc., and endeavored to collect information and improve the audit environment, and conducted the audit in the following manner.

①	We attended the board of directors meetings and other important meetings, received reports from the directors and employees on the status of their performance of their duties, requested explanations when necessary, inspected important approval documents, and investigated the status of operations and assets at the head office and its major business locations.

②	We monitored and expressed our opinion the contents of the resolutions of the Board of Directors on its business report regarding the establishment of the systems set out in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Acts well as the status of the systems (internal control systems) established based on said resolution, as systems to ensure that the execution of duties by the Directors complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the proper operation of the company.

③	We monitored and verified whether the accounting auditor maintained an independent position and conducted appropriate audits, and received reports from the accounting auditor on the status of their performance of its duties and requested explanations when necessary. In addition, we received notice from the accounting auditor that the “system to ensure that duties are carried out appropriately” (matters set out in each item of Article 131 of the Corporate Accounting Regulations) has been established in accordance with the “Quality Control Standards for Audits” (Business Accounting Council) and other standards, and requested explanations as necessary.

Based on the above method, we have reviewed the business report and its supplementary schedules, financial statements (balance sheet, income statement, statement of changes in shareholders’ equity, and individual notes) and their supplementary schedules for the fiscal year in question.

2. Audit results

(1)	Audit results of business reports, etc.
①	We believe that the business report and its supplementary schedules are in accordance with the laws, regulations and the Articles of Incorporation and accurately represent the Company’s status.
②	No fraudulent acts or significant violations of laws, regulations or the Articles of Incorporation have been found in the performance of duties by the directors.
③	We believe that the content of the board of directors’ resolution regarding the internal control system is appropriate. Furthermore, we have found no matters worthy of mention with regard to the performance of the Directors’ duties regarding the internal control system.
(2)	Audit results of financial statements and their supplementary schedules

We find that the audit methods and results of the accounting auditor, Seiyo Audit Corporation, are appropriate.

July 2, 2024

Pixie Dust Technologies Inc. Board of Auditors

Kazuyoshi Takeya (External Auditor)(Full-time)

Seiichi Koike (External Auditor)

Akiko Ito (External Auditor)